

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2020

Guy Bernstein
Chief Executive Officer
Formula Systems (1985) Ltd.
5 Haplada Street
Or Yehuda 6021805
Isreal

> **Re: Formula Systems (1985) Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed June 29, 2020**
> **File No. 000-29442**

Dear Mr. Bernstein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology